Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Netflix, Inc.:

We consent to the use of our report dated February 18, 2011, with respect to the consolidated balance sheets of Netflix, Inc. and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of operations, stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2010, and the effectiveness of internal control over financial reporting as of December 31, 2010, incorporated by reference herein, which report appears in the December 31, 2010 annual report on Form 10-K of Netflix, Inc.

/s/ KPMG LLP

Mountain View, California

October 27, 2011